Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

3rd December 2004

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published on 2nd December 2004 in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/o/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

CONTINUING CONNECTED TRANSACTION

The Company has entered into the Agreement with JSSHK for the provision of the Services. As JSSHK is a connected person of the Company, the Agreement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules and is subject to the reporting and announcement requirements under Rules 14A.45-47.

The Services Agreement dated 1st December 2004 ("Agreement")

Parties: (i) The Company
(ii) JSSHK

Particulars
Pursuant to the Agreement, JSSHK will provide services (the "Services") to the Company and its subsidiaries. The Services will comprise advice and expertise of the directors and senior officers of the Swire Group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may be agreed from time to time. In return for the Services, JSSHK will receive annual service fees. The Company will also reimburse the Swire Group for all the expenses incurred in the provision of the Service at cost.

Annual service fees are calculated as 2.5% of the Company's consolidated profit before taxation and minority interests, adjusted by (a) adding back the annual service fee, (b) excluding any gain or loss on the realisation, change in fair value or other revaluation of fixed assets, (c)(i) disregarding any impairment provision in respect of goodwill and (ii) calculating the overall gain or loss on the subsequent realisation of any related investment by reference to its cost, (d) subtracting any profits and losses from jointly controlled and associated companies, but adding back the dividends receivable from these companies, and (e) excluding any dividend or profit in respect of which service fee is payable under any other profit related services agreement with the Swire Group to avoid duplication of payment.

Service fees for each year are payable in cash from the Company's internal resources in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment.

The Agreement will take effect from 1st January 2005 (on termination of the Existing Agreement (as defined below)) and will terminate on 31st December 2007. However, it shall be renewed for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

A party may terminate it with immediate effect by notice to the other party in the event of default by that other party. In the event of termination of the Agreement, all the rights and obligations of the parties shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

Reasons for, and benefits of, the Agreements
Since 1949, the Company has had agreements with members of the Swire Group for the provision of management support services. For almost 55 years, the Company has considerably benefited from the management expertise and other services provided by the Swire Group. The current agreement (the "Existing Agreement") contains substantially the same terms as those of the Agreement. The Existing Agreement will be terminated by mutual agreement on 31st December 2004 and will be replaced by the Agreement. Compliance by the Company with a new accounting standard, which will take effect on 1st January 2005, could have altered the basis on which service fees are computed under the Existing Agreement. The opportunity has therefore been taken to enter into the new Agreement, which will preserve the existing basis on which service fees are computed.

The Annual Cap
The Directors estimate that the maximum aggregate annual value (the "Annual Cap") of the Agreement will not exceed HK$279 million. The Annual Cap represents the maximum aggregate annual amount of the service fee and the costs reimbursed to the Swire Group except those in respect of shared administrative services (since the Listing Rules relating to continuing connected transactions do not apply to them).

The Annual Cap has been determined by reference to the highest annual amount paid by the Company to the Swire Group during the past five years under the agreements for services (excluding reimbursement of costs in respect of shared administrative services), to which a cushion of 30% has been added to provide flexibility to take account of possible changes in the level of profit by reference to which service fees are charged and possible changes in the level of reimbursed costs.

Connection between the parties
JSS is the holding company of Swire Pacific Limited which owns approximately 46% of the issued capital of the Company and JSSHK, a wholly-owned subsidiary of JSS, is therefore a connected person of the Company under the Listing Rules.

Compliance with Listing Rules
It is expected that the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Agreement will, on an annual basis, be more than 0.1% but less than 2.5%. The Agreement is therefore subject to the reporting and announcement requirements under Rules 14A.45-47 of the Listing Rules, but does not require the approval of the Company's independent shareholders.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the Annual Cap is exceeded, when the Agreement is renewed and when there is a material change to its terms.

Opinion of the Directors
In view of the benefits of the Services to the Company and noting that the terms of the Agreement are similar to those of the Existing Agreement, the directors of the Company (including the independent non-executive directors) consider that the terms of the Agreement are on normal commercial terms, that its terms are fair and reasonable and in the interests of the Company and its shareholders as a whole and that entry into the Agreement is in the ordinary and usual course of the Company's business.

Directors
As at the date of this announcement, the Directors of the Company are:
Executive Directors:
Robert Atkinson, Philip Chen, Derek Cridland, David Turnbull and Tony Tyler
Non-Executive Directors:
James Hughes-Hallett, Martin Cubbon, Henry Fan, Vernon Moore, Sir Adrian Swire, Raymond Yuen, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors:
Peter Lee, Raymond Or, Jack So and Tung Chee Chen

Definitions

"Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services
"JSS"	John Swire & Sons Limited, a private investment holding company incorporated in England.
"JSSHK"	John Swire & Sons (H.K.) Limited, a private investment holding company incorporated in Hong Kong and wholly owned by JSS.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"Swire Group"	JSS and its subsidiaries.

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary

Hong Kong, 1st December 2004

SWIRE

CATHAY PACIFIC